SECU[illegible] 08032707 [illegible]ION

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 45285

SEC Mail Processing Section
SEP 12 2008
Washington, DC
111

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2007 (MM/DD/YY) AND ENDING JUNE 30, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LANTERN INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

35 PINELAWN ROAD, SUITE 101E
(No. and Street)

MELVILLE (City) NY (State) 11747 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEITH LANTON (516) 374-0002
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HALPERN & ASSOCIATES, LLC
(Name – *if individual, state last, first, middle name*)

218 DANBURY ROAD (Address) WILTON (City) CT (State) 06897 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 08 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KEITH LANTON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LANTERN INVESTMENTS, INC., as of JUNE 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Joanne C Bartmess

Notary Public

JOANNE C. BARTMESS
NOTARY PUBLIC
MY COMMISSION EXPIRES 02/28/2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LANTERN INVESTMENTS, INC.

REPORT PURSUANT TO RULE 17a-5(d) OF
THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED JUNE 30, 2008

LANTERN INVESTMENTS, INC.

CONTENTS

Halpern & Associates, LLC
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • Info@Halpernassoc.com

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of
Lantern Investments, Inc.

We have audited the accompanying statement of financial condition of Lantern Investments, Inc. (the "Company"), as of June 30, 2008 and the related statements of income, changes in shareholders' equity, statement of changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Lantern Investments, Inc. as of June 30, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12-15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Halpern & Associates, LLC

Wilton, Connecticut
August 8, 2008

LANTERN INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2008

ASSETS

Cash and cash equivalents	$	370,817
Receivable from clearing broker		509,544
Securities owned, at market value		313,210
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation of $108,786		63,800
Other assets		84,998
Goodwill, net of accumulated amortization of $25,998		51,725
TOTAL ASSETS	$	1,394,094

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES		
Accrued expenses and other liabilities	$	358,578
Securities sold not yet purchased, at market value		13,851
Deferred rent		15,366
Corporate Taxes Payable		30,580
TOTAL LIABILITIES		418,375
SUBORDINATED LIABILITIES AND SHAREHOLDERS' EQUITY		
Liability subordinated to claims of general creditors		25,000
SHAREHOLDERS' EQUITY		
Preferred stock, $.01 par value; 10,000 shares authorized, -0- shares issued and outstanding		-
Common stock, $.05 par value; 30,000 shares authorized, 10,000 issued and 9,840 shares outstanding		500
Additional paid-in capital		415,898
Retained earnings		539,813
Treasury stock, at cost, 160 shares		(5,492)
TOTAL SHAREHOLDERS' EQUITY		950,719
TOTAL SUBORDINATED LIABILITIES AND SHAREHOLDERS' EQUITY		975,719
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	1,394,094

The accompanying notes are an integral part of this statement.

LANTERN INVESTMENTS, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2008

REVENUE		
Commission and fee income		$ 3,728,481
Trading profits and losses		273,916
Other income		210,984
Interest and dividend income		29,518
TOTAL REVENUE		4,242,899
EXPENSES		
Compensation and benefits	$ 2,954,792	
Clearing services	289,953	
Rent and utilities	194,239	
Travel and entertainment expenses	166,450	
Office administration and expenses	98,490	
Professional fees	87,757	
Regulatory fees	79,150	
Tickers and quotes	74,556	
Telephone	51,285	
Advertising	36,379	
Equipment rental	34,163	
Miscellaneous expenses	28,177	
Depreciation	19,023	
Subscriptions and dues	17,829	
Insurance	12,008	
Amortization	8,192	
Interest expense	6,087	
Education	3,994	
Total Expenses		4,162,524
INCOME BEFORE PROVISION FOR INCOME TAXES		80,375
PROVISION FOR INCOME TAXES		48,780
NET INCOME		$ 31,595

The accompanying notes are an integral part of this statement.

LANTERN INVESTMENTS, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED JUNE 30, 2008

	TOTAL	PREFERRED STOCK	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TREASURY STOCK
SHAREHOLDERS' EQUITY - July 1, 2007	$919,124	$ -	$ 500	$415,899	$ 508,217	$ (5,492)
Net Income	31,595				31,595	
SHAREHOLDERS' EQUITY - June 30, 2008	$950,719	$ -	$ 500	$415,899	$ 539,812	$ (5,492)

The accompanying notes are an integral part of this statement.

LANTERN INVESTMENTS, INC.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED JUNE 30, 2008

Subordinated liabilities at July 1, 2007	$	25,000
Subordinated liability at June 30, 2008	$	25,000

* The subordinated notes qualifiy as equity capital under the provisions of the Securities and Exchange rule 15c3-1(d)

The accompanying notes are an integral part of this statement.

LANTERN INVESTMENTS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income		$ 31,595
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	$ 27,215	
(Increase) decrease in operating assets:		
Receivable from clearing broker	290,628	
Securities owned, at market value	(173,511)	
Other assets	(15,154)	
Goodwill	(22,523)	
Deferred tax asset	13,500	
Increase (decrease) in operating liabilities:		
Accrued expenses and other liabilities	42,499	
Securities sold not yet purchased, at market value	(7,218)	
Deferred rent	(6,858)	
Corporate Taxes Payable	30,580	
TOTAL ADJUSTMENTS		179,158
NET CASH PROVIDED BY OPERATING ACTIVITIES		210,753
NET INCREASE IN CASH		210,753
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		160,064
CASH AND CASH EQUIVALENTS AT END OF THE YEAR		$370,817

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Interest and dividends received	$ 29,518
Interest paid during the year	6,087
Taxes paid during the year	48,780

The accompanying notes are an integral part of this statement.

LANTERN INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2008

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Lantern Investments, Inc. (the "Company") was incorporated in the State of Delaware in 1992. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc (the "FINRA"), the Municipal Securities Rulemaking Board (the "MSRB") and the Securities Investor Protection Corporation ("SIPC"). In this capacity, it executes both principal and agency transactions for itself and its customers. The Company does not hold funds or securities for, nor owe funds or securities to customers. Any funds or securities received by the Company are promptly transmitted to the clearing broker.

In the normal course of business, the Company enters into financial transactions where the risk of potential loss due to the changes in market or failures of the other party to the transaction to perform exceeds the amounts recorded for the transactions.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counter-party with which it conducts its business.

The Company executes all of its customer trades through New York Stock Exchange member firms as an introducing broker and earns commission on its introduced customers. The Company has an agreement with a clearing broker to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. In connection therewith, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain related to the Company's customers. At June 30, 2008, the receivable from clearing broker reflected on the statement of financial condition was substantially in cash.

In the course of its normal trading activities, the Company is a party to financial instruments that involve, to indeterminable degrees, market risks in excess of that presented in the statement of financial condition. All positions are reported at market value and any change in market value is reflected in the accompanying statement of income as gain or loss as it occurs.

2. SIGNIFICANT ACCOUNTING POLICIES

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis.

Securities transactions and financing with the clearing broker are classified as operating activities on the statement of cash flows since this is the Company's principal business.

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

The Company files their federal and state corporate income tax returns using the accrual basis of accounting.

Depreciation of property and equipment is provided for on accelerated and straight-line methods over the useful life of the assets. Amortization of leasehold improvements is provided for by the straight-line method over the term of the lease.

In September 2006, Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements", was issued and is effective for fiscal years beginning after November 15, 2007. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair values measurements. Effective January 1, 2008, management has implemented SFAS 157 and has determined that it bears no material effect on the financial statements as presented.

3. CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments and other short-term investments with an initial maturity of three months or less to be cash equivalents. Cash and cash equivalents includes $212,764 in money market funds.

4. GOODWILL

In June 2004, the Company purchased certain intangible assets of Tradex Brokerage Service, Inc., under an asset purchase agreement. Additionally, in June 2008 the Company purchased intangible assets from a retired employee under an asset purchase agreement. The Company has adopted FASB Statement No. 142 ("SFAS 142") "Goodwill and Other Intangible Assets". Under SFAS 142, goodwill will be assessed annually to determine whenever events or circumstances have occurred which would indicate that goodwill might be impaired. The financials include an impairment charge of $8,192 for the year ended June 30, 2008.

5. OTHER ASSETS

Other assets include $20,002 of incentive fees paid to employees and are being expensed over various periods. The financial statements reflect an expense of $10,332 relating to this agreement.

6. PROVISIONS FOR INCOME TAXES

The provision for current income taxes consists of the following:

Federal	$28,080
State	6,084
Total	$34,164

Deferred taxes result from the recognition of certain items in different periods for financial and tax reporting. The Company utilized its net operation loss carryforward to reduce taxable income for the year ended June 30, 2008.

7. DEFERRED RENT

The lease for the Company's office space in Melville and New York provides for rent abatements as well as scheduled increases in base rent. Rent expense is charged to operations ratably over the term of the lease, which results in deferred rent payable. This represents cumulative rent expense charged to operations from inception of the lease in excess of required lease payments.

8. COMMITMENTS

In June 2008, the Company has entered into an agreement with a retired employee to pay a certain percentage of the value of Broker's Book on the first three anniversary dates of his retirement. No provision has been included in the financials statements for this liability. It is estimated that it could amount to approximately $25,000 over the period.

The Company leases office space in Melville, Lawrence, New York City and Texas under non-cancelable lease agreements. The leases expire in 2010, 2008, 2009 and 2011 respectively. The leases contain provisions for escalations based on increases in certain costs incurred by the lessor. Future minimum rent payments on the leases are as follows:

Year Ended June 30.	
2009	$163,395
2010	89,947
2011	26,658
Total	$ 280,000

9. LIABILITY SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The liability subordinated to the claims of general creditors consist of a $25,000 subordinated loan agreement which pays interest at a rate of 10 percent per annum and matures on August 31, 2008. It is the Company's intent to renew the loan.

The subordinated loan has been contributed under agreements pursuant to the rules and regulations of the National Association of Securities Dealers, Inc. and the Securities and Exchange Commission.

The subordinated loan agreement can be withdrawn by the lender only at the stated maturity date or may be prepaid under limited circumstances. Any subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets net capital requirements governing withdrawal of subordinated debt. Interest expense on the subordinated liabilities was $2,500 for the year ended June 30, 2008.

10. EMPLOYEE BENEFITS

The Company has a SIMPLE-IRA plan with a December 31 year-end. The Board of Directors has elected to contribute an amount equal to three percent of eligible employee compensation, subject to statutory limitations. The expense included in the financial statements related to this plan is approximately $36,293 for the year ending June 30, 2008.

11. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2008, the Company had net capital of $750,442, which exceeded the minimum requirement of $100,000 by $650,442. The Company's net capital ratio was .54 to 1.

12. RULE15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

LANTERN INVESTMENTS, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15C3-1

JUNE 30, 2008

CREDITS		
Shareholders' equity		$ 950,719
Subordinated loan		25,000
TOTAL CREDITS		975,719
DEBITS		
Furniture, equipment, and leasehold improvements, at cost, net of accumulated depreciation and amortization	$ 63,800	
Other assets	84,998	
Goodwill	51,725	
12B-1 fees	5,245	
TOTAL DEBITS		205,768
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		769,951
Haircuts on securities positions		19,509
NET CAPITAL		750,442
Minimum net capital requirement		100,000
EXCESS NET CAPITAL		$ 650,442
AGGREGATE INDEBTEDNESS		
Accrued expenses and other liabilities		$ 358,578
Deferred rent		15,366
Corporate Taxes Payable		30,580
		404,524

Ratio of aggregate indebtedness to net capital .54 to 1

RECONCILIATION OF ORIGINAL FOCUS REPORT TO AMENDED FILING

Original Net Capital reported	$ 781,022
Adjustments that decrease non-allowable assets	14,616
Adjustments that decrease net income	(45,196)
Amended Net Capital	$ 750,442

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There are no material differences between the above computation and the computations included in the Company's corresponding amended unaudited Form X - 17a - 5 Part IIA.

See the accompanying Auditors' Report.

LANTERN INVESTMENTS, INC.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

FOR THE YEAR ENDED JUNE 30, 2008

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

See the accompanying Independent Auditors' Report

Halpern & Associates, LLC
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • Info@Halpernassoc.com

ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Shareholders of
Lantern Investments, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Lantern Investments, Inc. (the "Company"), for the year ended June 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute

assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants.

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties.

Halpern & Associates, LLC

END

Wilton, Connecticut
August 8, 2008